FOIA Confidential Treatment Request by Masco Corporation
January 12, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated December 21, 2005, relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2004
MD&A — Critical Accounting Policies, page 11
1.	You have identified the accounting for goodwill and intangible assets as a critical accounting policy and estimate. In future filings, clarify your description of how you measure impairment. In particular, describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step. See paragraphs 19-21 of SFAS 142 for more guidance on this issue. Confirm to us that you follow this guidance, and provide us with proposed changes for the future.

2.	In addition, clarify your policies for other intangibles. Identifiable intangibles need to be assessed individually without regard to the reporting unit. See paragraphs 14 and 17 of SFAS 142 for more guidance on this issue. Confirm to us that you follow this guidance, and provide us with proposed changes in the future.
Response: The Company follows the applicable guidance of SFAS 142 for the recognition and measurement of an impairment loss relative to goodwill (paragraphs 19-21) and intangible assets (paragraphs 14 and 17).

2006.01.12.1

FOIA Confidential Treatment Request by Masco Corporation
In response to the Staff’s comments, the Company proposes expanding its disclosure in the following manner (updated to December 31, 2005; new text is underlined) in its Form 10-K for the year ended December 31, 2005 in order to provide additional detail:
MD&A Critical Accounting Policies
Goodwill
The Company records the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” the Company is no longer recording amortization expense related to goodwill and other indefinite-lived intangible assets. In the fourth quarter of each year, or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the Company performs impairment testing of goodwill utilizing a discounted cash flow method.
Determining market values using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company’s judgments are based on historical experience, current market trends, consultations with external valuation specialists and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. In estimating future cash flows, the Company relies on internally generated five-year forecasts for sales and operating profits, including capital expenditures and generally a three percent long-term assumed growth rate of cash flows for periods after the five-year forecast. The Company generally develops these forecasts based on recent sales data for existing products, planned timing of new product launches, housing starts and repair and remodeling estimates for existing homes.
In the fourth quarter of 2004, the Company estimated that future discounted cash flows projected for most of its reporting units were greater than the carrying values. Any increases in estimated discounted cash flows would have no impact on the reported value of goodwill.
If the carrying amount of a reporting unit exceeds its fair value the Company, with the assistance of its external valuation specialists, would measure the possible goodwill impairment loss based upon an allocation of the estimate of fair value of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill. This test for 2004 indicated that goodwill related to certain European businesses was impaired. The Company recognized a non-cash, pre-tax impairment charge of $168 million ($141 million, after tax) in the fourth quarter of 2004.

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FOIA Confidential Treatment Request by Masco Corporation
Other Identifiable Intangible Assets
The Company reviews its individual indefinite lived intangible assets for impairment annually, and if an event occurs or circumstances change that indicate the assets may be impaired without regard to the reporting unit. The Company with the assistance of its external valuation specialists considers the implications of both external (e.g. market growth, competition and local economic conditions) and internal factors (e.g. product sales, margins and expected product growth) and their potential impact on cash flows related to the intangible asset in both the near and long term.
Intangible assets with finite useful lives are amortized over their estimated lives. The Company evaluates the remaining useful lives of amortizable identifiable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.
3.	In future filings, revise your critical accounting policies to discuss the significant assumptions and judgments that are involved in your stock options and awards accounting policy and the impact that changes in these underlying assumptions and judgments could have on your financial statements.
Response: In future filings the Company will revise its critical accounting policies to discuss the significant assumptions (including volatility, expected term and risk free interest rate) and judgments that are involved in our stock options and awards accounting policy and the impact that changes in these underlying assumptions and judgments could have on our financial statements.
Contractual Obligations, page 26
4.	In future filings, revise the table of contractual obligations to include the cash requirements for taxes, interest and post-retirement obligations. Refer to Release No. 33-8350.
Response: In future filings the Company will revise the table or include supplemental disclosure, if material, of contractual obligations to include the cash requirements for taxes, interest and post-retirement obligations, as described in Release No. 33-8350.
Note L. Long-Term Debt, page 49
5.	Please tell us what consideration you have given to whether the conversion option in your Zero Coupon Convertible Senior Notes is an embedded derivative which should be bifurcated from the Notes. Reference SFAS No. 133 and EITF 00-19.
Response: In establishing the terms of this security, the Company gave careful consideration to this issue and determined that the conversion option is not an embedded derivative which should be bifurcated. The following is our analysis relative to the requirements of SFAS No. 133 and EITF 00-19. The Company’s Zero Coupon Convertible Notes (“Notes”) are convertible at any time prior to the close of business on July 20, 2031, if the average sale price of Company common stock for the 20 trading days immediately prior to the conversion date is at least a specified percentage, initially

2006.01.12.3

FOIA Confidential Treatment Request by Masco Corporation
119% and declining 1/3% each year thereafter until it reaches 110 1/3%, for the year beginning July 20, 2030, of the accreted value as of such date of conversion, divided by the conversion rate for each $1,000 principal amount at maturity.
For each Note of $1,000 principal amount at maturity converted, the Company will deliver cash equal to the accreted value of each Note and shares of common stock to cover the conversion spread.
This conversion feature is indexed to the Company’s common stock within the meaning of EITF 00-19 and paragraph 11(a) of SFAS 133 based on the provisions of EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock.” The contingency provision is not based on an observable market other than the market for Company stock or an observable index, and once the contingent event occurs, the instrument’s settlement amount is based solely on the Company’s stock price.
This instrument (referred to as the “contract” below) is designed in similar fashion to that of Instrument C of EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion. The EITF reached a consensus that instruments of this type should be accounted for like convertible debt (that is, a combined instrument) if the conversion spread meets the requirements of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock, including the provisions contained in paragraphs 12-32 of Issue 00-19. Specifically:
The contract permits the Company to settle in unregistered shares.
There are no provisions of the contract that preclude settlement in unregistered shares, and the Company has the ability to issue unregistered shares. The Notes were initially issued in a transaction registered under the Securities Act of 1933, and would expect the conversion of the Notes to be exempt from registration pursuant to Section 3 (a) (9) of the Act.
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
The maximum number of shares issuable upon conversion is 34.4 million. Authorized and unissued shares are approximately 952 million. There are approximately 40 million common shares that could be issued to satisfy stock option and award programs. There are no other commitments to deliver shares of common stock during the contract period and no other arrangement that would result in the issuance of Company common stock which have terms that could cause the number of shares to fluctuate without a cap.

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FOIA Confidential Treatment Request by Masco Corporation
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
In no event will the total number of shares issuable upon conversion exceed 34.4 million.
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
The Notes have no such requirement.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off ” or “make-whole” provisions).
The Notes do not include any such cash settled “top-off” or “make-whole” provisions.
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
There are no circumstances that require net-cash settlement except in circumstances where the Company is a party to a consolidation, merger or binding share exchange pursuant to which the Company’s common stock would be converted into cash, securities or other property. In such circumstances, the settlement of the Notes, the conversion value, and the net share amount will be based on what the holder would have received had the holder converted its Notes immediately prior to the transaction. In this case, the holders of the instrument are receiving the same consideration as all of the common shareholders.
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock of the underlying contract.
There are no provisions of the conversion feature that indicate that the counterparty has rights in bankruptcy that rank higher than those of a shareholder of the stock of the underlying contract. The host debt instrument does have higher rank, but only for the accreted value, not the conversion value of the underlying stock.
There is no requirement in the contract to post collateral at any point or for any reason.
The Notes contain no such requirement.

2006.01.12.5

FOIA Confidential Treatment Request by Masco Corporation
Based on the conclusions above, the Company has determined that the contract meets the requirements of paragraphs 12-32 of EITF 00-19. Accordingly, this embedded conversion feature meets the exclusion in paragraph 11(a) of SFAS 133 and should not be bifurcated from the debt host as a separate liability and accounted for as a derivative.
Note T. Other Commitments and Contingencies, page 63
6.	Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the anti-trust lawsuits involving the insulation installation. If a material loss is reasonably possible, provide the additional disclosures required by SAB 5:Y and SFAS 5.
Response: The Company is vigorously defending the antitrust actions described in the footnote as well as an additional putative class action, also alleging antitrust violations, recently filed in a Florida state court. [redacted pursuant to Rule 83]
However, the Company cannot say with certainty that an adverse decision in one or more of these lawsuits is not possible. Consequently, in response to the Staff’s comment the Company proposes to revise the footnote disclosure of this litigation in the following manner (new text is underlined) in its Form 10-K for the year ended December 31, 2005.
Early in 2003, a suit was brought against the Company and a number of its insulation installation companies in the federal court in Atlanta, Georgia, alleging that certain practices violate provisions of federal and state antitrust laws. The plaintiff publicized the lawsuit with a press release and stated in that release that the Department of Justice was investigating the business practices of the Company’s insulation installation companies. Although the Company was unaware of any investigation at that time, the Company was later advised that an investigation had been commenced but was subsequently closed without any enforcement action recommended. Two additional lawsuits were subsequently brought in Virginia making similar claims under the antitrust laws. Both of these lawsuits have since been dismissed without any payment or requirement for any change in business practices. During the second half of 2004, the same counsel who commenced the initial action in Atlanta filed six additional lawsuits on behalf of several of Masco’s competitors in the insulation installation business. The plaintiffs then dismissed all of these lawsuits and, represented by the same counsel, filed another action in the same federal court, seeking class representation for all independent insulation contractors against the Company, a number of its insulation installation companies and certain of their suppliers. An additional lawsuit, seeking class action status and alleging anticompetitive conduct, was recently filed in a Florida state court against the Company and a number of its insulation suppliers. The Company will be seeking the dismissal of each of these lawsuits and will be opposing certification of the two actions currently

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FOIA Confidential Treatment Request by Masco Corporation
pending which seek to proceed on a class representation basis. Based upon the advice of its outside counsel, the Company believes that the conduct of the Company and its insulation installation companies, which has been the subject of the above-described lawsuits, has not violated any antitrust laws. There cannot however, be any assurance that the Company will ultimately prevail in some or any of these lawsuits or, if unsuccessful, that the ultimate liability would not be material. The Company is unable at this time to reliably estimate any potential liability which might occur from an adverse judgment but does not believe that any adverse judgment would have a material effect on its businesses or the methods used by its installation companies in doing business.

7.	With a view towards more detailed disclosures, please explain, in reasonable detail, the terms of the option held by the minority shareholders of Hansgrohe AG. Explain to us, and provide support for how you are accounting for this option.
Response: Three minority shareholders of Hansgrohe own, in the aggregate, 486,400 shares of Hansgrohe AG. These shares represent 4% of the outstanding shares of Hansgrohe.
Each of these minority shareholders has a put option pursuant to which they can demand that Masco purchase their shares. The put option can be exercised by the minority holders between April 1 and June 30 of 2006 or between April 1 and December 31 of 2007. The put option can only be exercised once by each minority holder and only with respect to all of such shareholder’s shares.
At the choice of the holder, the option may be exercised for either cash or shares of Masco stock. The exercise price is based on a multiple of EBITDA of Hansgrohe for the fiscal period prior to exercise, with different multiples used depending upon whether the exercise is for cash or stock. As shown in the current footnote, the obligation at December 31, 2004 if such put had been exercised would have been approximately $23 million or 686,000 shares. As required, such shares are included in the Company’s diluted share count for computation of earnings per share.
The Company, as part of the purchase price allocation related to the additional ownership interest in Hansgrohe AG determined the fair value of assets and liabilities acquired including the put option held by the minority shareholders, with the assistance of external valuation specialists. The put option was not recorded (specifically allocated) at the date of acquisition as it was deemed immaterial (approximately $600,000). A subsequent independent valuation in mid-2004 had determined that the put option value had declined to approximately $400,000.

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FOIA Confidential Treatment Request by Masco Corporation
As can be seen from the foregoing, the exercise of the put option will not have a significant impact on the Company’s income statement (although the additional shares, if exercised for stock, would then be included in the basic share count) or the Company’s balance sheet. However, in response to the Staff’s comments, the Company proposes to revise the footnote disclosure in the following manner (updated to December 31, 2005; new text is underlined) in its Form 10-K for the year ended December 31, 2005.
Acquisition-Related Commitments
As part of the agreement relating to the Company’s acquisition of an additional 37 percent ownership of Hansgrohe AG in December 2002, certain minority shareholders of Hansgrohe AG, representing four percent of the Hansgrohe outstanding shares, hold an option expiring in December 2007 to require the Company to purchase additional shares in Hansgrohe either with cash or common stock. The put option can only be exercised once by each minority shareholder and only with respect to all of such shareholder’s shares. The fair value of the put option is not material. The amount payable under the put option to acquire the shares is based on Hansgrohe operating results (principally a multiple of operating earnings which is designed to reflect the appropriate fair value of the shares), and if exercised at December 31, 2004 would have approximated $23 million if settled in cash; if the option were settled in stock, the common shares to be issued at December 31, 2004 would have approximated 686,000. Such shares are currently included in the Company’s diluted share count for computation of earnings per share.
8.	With a view towards more detailed disclosures, please explain in better detail your commitments to contribute additional amounts to the private equity funds. Describe the circumstances under which you would be required to contribute such additional amounts.
Response: In response to the Staff’s comment, the Company proposes to provide additional detail in the footnote disclosure in the following manner (updated to December 31, 2005; new text is underlined) in its Form 10-K for the year ended December 31, 2005.
Investments
With respect to the Company’s investments in private equity funds, the Company had, at December 31, 2004, commitments to contribute up to $123 million of additional capital to such funds representing the Company’s aggregate capital commitment to such funds less capital contributions made to date. The Company is legally obligated to make additional capital contributions to each of its private equity funds upon the receipt of a capital call from the private equity fund. The Company has no control over when or if the capital calls will occur. Capital calls are funded in cash and generally result in an increase in the carrying value of the Company’s investment in the private equity fund when paid.

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FOIA Confidential Treatment Request by Masco Corporation
9.	With a view towards more detailed disclosures, please explain in better detail your accounting for the residual value guarantees resulting from some of your operating leases and what, if any, liability has been recorded.
Response: For all operating leases that contain residual value guarantee provisions (principally related to vehicles), the Company calculates the amount due under the guarantees and compares such amount to the fair value of the leased assets. The fair value of the leased assets is determined with the assistance of an external valuation specialist. If the amount payable under the residual value guarantee exceeds the fair value at lease termination, the Company would record a liability equal to such excess with a corresponding charge to the earnings. At December 31, 2004 the fair market value exceeded the amount payable under the residual value guarantee and no liability was recorded.
The impact of residual value guarantees is not expected to have a significant impact on the Company’s operations. However, in response to the Staff’s comment, the Company proposes to provide additional detail in the footnote disclosure in the following manner (updated to December 31, 2005; new text is underlined) in its Form 10-K for the year ended December 31, 2005.
Residual Value Guarantees
The Company has residual value guarantees resulting from operating leases primarily related to certain of the Company’s trucks and other vehicles, in the Installation and Other Services segment. The operating leases are generally for a minimum term of 12 months and are renewable monthly after the first 12 months. At the end of the first 12 months, if the Company cancels the leases, the Company must pay the lessor the difference between the guaranteed residual value and the fair market value of the related vehicles.
For all operating leases that contain residual value guarantee provisions (principally related to vehicles), the Company calculates the amount due under the guarantees and compares such amount to the fair value of the leased assets. If the amount payable under the residual value guarantee exceeds the fair value at lease termination, the Company would record a liability equal to such excess with a corresponding charge to earnings. At December 31, 2004 the fair market value exceeded the amount payable under the residual value guarantee and no liability was recorded.
The obligation payable under the residual value guarantees, assuming the fair value at lease termination is zero, was approximately $104 million at December 31, 2004.

2006.01.12.9

FOIA Confidential Treatment Request by Masco Corporation
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
•	Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313-792-6370.

Sincerely,
/s/ Timothy Wadhams
Timothy Wadhams
Senior Vice President and Chief Financial Officer

2006.01.12.10